LOBLAW COMPANIES LIMITED

SUITE 1901, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S7

SENIOR VICE PRESIDENT,
SECRETARY & GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-8508
E-MAIL Robert.Balcom@weston.ca

November 21, 2005

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

Dear Mr. Dudek:

RE: Loblaw Companies Limited
SEC Disclosure
File No. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of the Third Quarterly Report with accompanying asset coverage ratios to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours truly,

Robert A. Balcom

RAB/ng
Enclosures

Q3

Loblaw Companies Limited
Third Quarter 2005
Report to Shareholders

40 Weeks Ended October 8, 2005

Contents

Loblaw COMPANIES LIMITED

Forward-Looking Statements

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains forward-looking statements which reflect management's expectations regarding the Company's objectives, plans, goals, strategies, future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are typically identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not facts, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, the ability to realize anticipated cost savings, including those resulting from restructuring and other cost reduction initiatives, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third party service providers, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. A discussion of these and other risks and uncertainties is included in the Risks and Risk Management section of the MD&A included in the Company's 2004 Annual Report. The Company cautions that the list of factors is not exhaustive.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Quarterly Report, including the MD&A, are made only as of the date of this Quarterly Report and the Company does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

Report to Shareholders

Loblaw Companies Limited realized third quarter basic net earnings per common share of 70 cents compared to 94 cents recorded in the third quarter of 2004. These results include the impact of several specific charges.

Basic net earnings per common share for the quarter were negatively impacted as follows:

- 4 cents per common share ($17 million in operating income) related to restructuring and other charges,
- 5 cents per common share ($20 million in operating income) related to the estimated impact of direct costs associated with supply chain disruptions,
- 10 cents per common share ($40 million in operating income) related to the estimate of Goods and Services Tax ("GST") and provincial sales taxes ("PST") charges described below, and
- 2 cents per common share for the net effect of stock-based compensation and the associated equity forwards as compared to a positive impact of 1 cent per common share in 2004.

Sales for the third quarter increased 6.4% or $519 million to $8.7 billion from the $8.1 billion reported in the third quarter of 2004, with all regions enjoying sales growth. An increase of approximately 1.7% or $136 million in sales for the quarter related to the consolidation of certain independent franchisees pursuant to new accounting standards implemented in the first quarter of 2005. On a comparable basis, sales[(1)] increased 4.7% or $383 million for the quarter and 5.2% or $1.0 billion year-to-date. Same-store sales growth was flat during the quarter and approximately 0.5% year-to-date. Sales and same-store sales were adversely affected by supply chain disruptions experienced during the quarter, with the general merchandise and health and beauty care departments experiencing the greatest impact.

During the quarter, the Company continued to move forward with its strategies including the execution of previously announced transformative initiatives including its office consolidation, systems conversions, supply chain network restructuring and relocation of its general merchandise operations.

The Company experienced disruptions in the flow of inventory to its stores in particular in western Canada resulting from the supply chain restructuring and from certain supply chain systems conversions undertaken as part of the creation of a national information technology platform. In addition, the new third party-operated general merchandise warehouse and distribution centre for eastern Canada has not reached planned operating efficiency or capacity as quickly as expected.

Additional incremental direct costs were incurred in the handling, storage and movement of inventory in light of these disruptions. As well, these disruptions of supply resulted in lost sales to the Company, reducing expected sales growth in the quarter by approximately 0.8% to 1.2% when compared to last year.

(1) See Non-GAAP Financial Measures on pages 16 and 17.

Report to Shareholders

A charge was recorded in the third quarter relating to an audit and proposed assessment by the Canada Revenue Agency relative to GST on certain products sold during prior fiscal periods on which GST was not appropriately charged and remitted. In light of this proposed assessment, the Company has assessed and estimated the potential liabilities for GST and PST in other areas of its operations. Accordingly, a charge of $40 million was recorded in the third quarter to reflect the best estimate of all such potential tax liabilities of which management is currently aware.

Operating income of $379 million for the third quarter resulted in an operating margin of 4.4% compared to $455 million and an operating margin of 5.6% in 2004. Restructuring and other charges of $17 million in the current quarter accounted for a decline in operating margin of approximately 0.2 of a percentage point and were consistent with such charges in previous quarters. The above noted supply chain disruptions and the GST and PST related charges accounted for a decline of approximately $60 million in the current quarter and a decline in operating margin of approximately 0.7 of a percentage point.

On a year-to-date basis, operating income of $1.007 billion compared to $1.122 billion last year and included restructuring and other charges of $80 million in addition to the impact of the above-noted supply chain disruptions, and the GST and PST related charges.

The Company has indicated on previous occasions that these transformative changes would cause fluctuations in its earnings performance over the short term. During the third quarter, issues arose that made the execution of these changes more complex, more time consuming and more disruptive than expected. The goal is to minimize the duration of these changes by working to achieve resolution in an expedient manner.

Loblaw remains confident in its long-term strategy and in its ability to implement it. The restructuring of the supply chain network and other transformative initiatives were undertaken from a position of strength to fortify the Company's long term competitive position and reflects its focus on managing the business for the long term. The underlying business, its position in the marketplace and its financial condition remain strong. The challenges encountered in the supply chain network involve matters of execution. These initiatives will continue to cause sales and earnings fluctuations in the near term. The Company believes that these initiatives, like other transformative changes, will make the expected positive contribution to its future performance.

W. Galen Weston

W. Galen Weston
Chairman

John A. Lederer
President

Toronto, Canada
November 9, 2005

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2005 unaudited interim period consolidated financial statements and the accompanying notes included on pages 18 to 28 of this Quarterly Report and the audited annual consolidated financial statements and the accompanying notes for the year ended January 1, 2005 and the related annual MD&A included in the Company's 2004 Annual Report. The Company's 2005 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. As a result of implementing Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, ("AcG 15") effective January 2, 2005, these consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries and variable interest entities ("VIEs") which the Company is required to consolidate. A more comprehensive discussion regarding the implementation of AcG 15 is included in the section New Accounting Standards below. A glossary of terms used throughout this Quarterly Report can be found on page 76 of the Company's 2004 Annual Report. In addition, this Quarterly Report includes the following terms: "rolling year return on average total assets" which is defined as operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments; and "rolling year return on average shareholders' equity" which is defined as net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity. The information in this MD&A is current to November 9, 2005, unless otherwise noted.

Results of Operations

For the third quarter of 2005, basic net earnings per common share of 70 cents compared to 94 cents earned in 2004. During the quarter, the Company continued to execute a number of previously announced transformative changes including the restructuring of its supply chain network and the reorganizations involving its merchandising, procurement and operations groups, the establishment of a new national head office in Brampton, Ontario, which opened in the third quarter of 2005, and the relocation of general merchandise operations from Calgary, Alberta to the new office. As noted in previous quarters, $95 million of costs regarding these initiatives are expected to be incurred in 2005. To that end, $17 million of that $95 million was recorded in the third quarter in restructuring and other charges resulting in a negative impact to basic net earnings per common share of 4 cents.

The process of converting back-end systems in western Canada to the same warehouse management systems platform in place throughout the rest of the Company, and the start-up of a new general merchandise distribution centre serving eastern Canada, resulted in disruptions to the smooth flow of goods to the stores and consequently negatively impacted third quarter results.

As part of the plan to consolidate the Company's supply chain operations nationally and to implement a national information technology platform, a number of warehouse systems conversions in western Canada were scheduled to commence late in the second quarter of 2005 and be completed by year end 2005. Implementation challenges arising from these initiatives were encountered, particularly during the conversion of the Calgary general merchandise distribution centre. Service levels, a measure of distribution centre operating efficiency, fell below

normal running rates, resulting in recurring general merchandise out-of-stock positions at retail. This resulted in lost sales and associated operating income. The third quarter also included incremental direct costs relating to the additional handling, storage and movement of inventory in light of these disruptions.

In Ontario, the transfer of the warehouse and distribution activities of general merchandise to a new facility operated by a third party continued into the third quarter of 2005. Complexities are being experienced during the start-up phase and as a result, service levels are not meeting expectations. This has resulted in some out-of-stock positions in Ontario and a delay in the transition of volume into the third party facility from existing Company distribution centres, which, in turn, is placing additional pressure on existing Company distribution centres. A decline in productivity in certain Company distribution centres was also experienced given the recently announced restructuring.

The supply chain disruptions described above resulted in a loss in anticipated sales growth of approximately 0.8% to 1.2% of total sales in the quarter when compared to last year. Direct costs associated with the execution of the supply chain initiatives during the third quarter impacted operating income by approximately $20 million. The opportunity cost of earnings on lost sales is incremental to that.

Every effort is being made to address these implementation challenges and resolve them as soon as possible. All further conversions initially scheduled for 2005 have been delayed and will resume upon the satisfactory resolution of the issues previously described.

The Company also recorded a charge in the third quarter relating to an audit and proposed assessment by the Canada Revenue Agency ("CRA") relative to Goods and Services Tax ("GST") on certain products sold between 2000 and 2002 on which GST was not appropriately charged and remitted. In light of this proposed assessment, the Company has assessed and estimated the potential liabilities for GST and provincial sales taxes ("PST") in other areas of its operations for various periods up to the end of 2004. Accordingly, a charge of $40 million has been recorded in operating income in the third quarter to reflect management's best estimate of all such potential tax liabilities of which management is currently aware. An internal review of the procedures and controls surrounding the process of charging and remitting these taxes has been substantially completed and recommendations are in the process of being implemented to avoid the recurrence of similar charges subsequent to the periods currently accounted for. The ultimate amount paid will depend on the outcome of audits performed by, or settlements reached with the various tax authorities. Management will continue to assess this estimate as progress towards resolution with the various tax authorities is made and will adjust the liability accordingly.

Basic net earnings per common share also includes a negative impact of 2 cents per common share for the net effect of stock-based compensation and the associated equity forwards in the third quarter as compared to a positive impact of 1 cent per common share in 2004. The effective income tax rate increased in the third quarter to 34.9% from 32.8% in 2004.

Sales Sales for the third quarter increased 6.4%, to $8.7 billion, from $8.1 billion in 2004, including an increase of 1.7% or $136 million in sales relating to the consolidation of certain independent franchisees as required by AcG 15. All regions across the country experienced sales growth over the prior year.

Sales and Sales Growth Excluding the Impact of VIEs

For the periods ended October 8, 2005 and October 9, 2004 ($ millions except where otherwise indicated)	**2005 (16 weeks)**	2004 (16 weeks)	**2005 (40 weeks)**	2004 (40 weeks)
Total sales	**$ 8,653**	$ 8,134	**$ 21,213**	$ 19,880
Less: Sales attributable to the consolidation of VIEs pursuant to AcG 15	**(136)**		**(291)**	
Sales excluding the impact of VIEs[1]	**$ 8,517**	$ 8,134	**$ 20,922**	$ 19,880
Total sales growth	**6.4%**	6.0%	**6.7%**	5.5%
Less: Positive impact on sales growth of sales attributable to the consolidation of VIEs pursuant to AcG 15	**(1.7)%**		**(1.5)%**	
Sales growth excluding the impact of VIEs[1]	**4.7%**	6.0%	**5.2%**	5.5%

The following factors further explain the change in sales for the quarter over the prior year:

- as described earlier, certain initiatives resulted in supply chain disruptions and a drop in service levels and in-stock positions causing an estimated reduction in sales growth of approximately 0.8% to 1.2% over last year and a reduction in sales growth in general merchandise from approximately two times that of food to slightly ahead of that of food,
- same-store sales growth during the quarter was flat including the effects of gas bar sales which accounted for 0.7% of the increase in same-store sales offset by a drop in tobacco sales of 0.5%,
- national food price inflation as measured by "The Consumer Price Index for Food Purchased from Stores" ("CPI") was approximately 2% with variances by region; the Company's calculation of food price inflation which considers Company specific product mix and pricing strategy was reasonably consistent with that of CPI, and
- an increase of 3.2 million square feet of net retail square footage, during the latest four quarters, related to the opening of 81 new corporate and franchised stores and the closure of 68 stores, inclusive of stores which have undergone conversions and major expansions. During the third quarter of 2005, 22 new corporate and franchised stores were opened and 18 stores were closed, resulting in a net increase of 1.0 million square feet or 2.0%.

For the first three quarters of the year, sales of $21.2 billion were 6.7% ahead of last year, including an increase of 1.5% or $291 million in sales relating to the consolidation of certain independent franchisees as required by AcG 15.

(1) See Non-GAAP Financial Measures on pages 16 and 17.

The following factors in addition to the quarterly factors mentioned above further explain the change in sales year-to-date over the same period in the prior year:

- year-to-date same store sales growth of 0.5% including a positive 0.4% impact from gas bar sales offset by a decline of 0.3% in tobacco sales, and
- an increase in retail square footage during the latest four quarters as noted above. In the first three quarters, 52 new corporate and franchised stores were opened and 48 stores were closed resulting in a net increase of 2.0 million square feet or 4.4% from year end.

Operating Income Operating income for the third quarter decreased $76 million or 16.7% from last year, to $379 million. Operating margin declined to 4.4% from 5.6% in the comparable period of 2004. Consistent with previous quarters in 2005, operating income included a charge for restructuring and other charges. This charge of $17 million in the current quarter accounted for a decline in operating margin of approximately 0.2 of a percentage point. Gross profit declined in 2005 compared to 2004 mainly due to promotional pricing activity, product mix and increased general merchandise inventory shrink which were partially offset by buying synergies.

As outlined previously, in 2005 operating income for the quarter and year-to-date was negatively impacted by the supply chain disruptions and the GST and PST related charges. These charges accounted for a decline in operating income in the quarter and year-to-date of approximately $60 million resulting in a further drop in operating margin of 0.7 of a percentage point for the quarter and 0.3 of a percentage point on a year-to-date basis.

Operating income for 2005 year-to-date decreased $115 million, or 10.2%, to $1.007 billion, and resulted in an operating margin of 4.7% as compared to 5.6% in the corresponding period in 2004. During the first three quarters of 2005, the Company recorded restructuring and other charges of $80 million of which $60 million was related to the supply chain network reorganization and $20 million related to the office move and reorganization of the operation support functions.

The consolidation of certain independent franchisees identified as VIEs for which the Company is the primary beneficiary resulted in an increase in the gross profit as retail gross profit is greater than that of wholesale gross profit. This additional gross profit was offset by additional operating expenses and resulted in an immaterial net impact on operating income.

RESTRUCTURING AND OTHER CHARGES During the first quarter of 2005, after completion of a detailed assessment of its supply chain network, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. This plan is expected to reduce future operating costs, provide a smoother flow of products and better service levels to stores and further enable the Company to achieve its targeted operating efficiencies. The plan involves the closure of six distribution centres and the relocation of certain activities to new distribution centres. Costs accrued thus far of $60 million relate primarily to employees whose positions will be directly impacted by the restructuring. Further costs related to fixed asset impairment and accelerated depreciation

and closure costs as well as additional employee costs will be recognized as appropriate criteria are met. Total costs are expected to approximate $90 million by the end of 2007 of which approximately $70 million is expected to be recognized in 2005.

During the third quarter of 2005, employees began relocating to the new national head office facility, allowing for the combination of several administrative and operating offices from across southern Ontario. The Company also continued reorganizing its merchandising, procurement and operations groups and completed the transfer of the general merchandise operations from Calgary, Alberta to Ontario. At the end of the third quarter of 2005, $20 million of the total estimated $25 million restructuring cost was recognized. The remaining amount is expected to be substantially recognized by the end of the fourth quarter of this year, and is expected to result in a payback of approximately one year.

The following restructuring and other charges were recognized during 2005:

For the periods ended October 8, 2005 ($ millions)	Total Expected Costs	Costs Recognized During 2005 16 weeks	40 weeks
Supply chain network	$ 90	$ 6	$ 60
Office move and reorganization of the operation support functions	25	11	20
Total restructuring and other charges	$ 115	$ 17	$ 80

Further information on the Company's restructuring and other charges is provided in Note 2 to the unaudited interim period consolidated financial statements.

Interest Expense For the third quarter of 2005, interest expense was $78 million compared to $71 million in 2004. Interest on long term debt of $89 million was equal to 2004. Interest income on financial derivative instruments which includes the effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards was nil for the quarter (2004 – $10 million). During the third quarter, $7 million (2004 – $6 million) of interest expense was capitalized to fixed assets. Interest expense year-to-date of $191 million compared to $183 million in 2004.

Income Taxes The effective income tax rate increased to 34.9% for the third quarter of 2005 from 32.8% in the same period in 2004 mainly due to the income tax impact related to stock-based compensation and the associated equity forwards. The year-to-date effective income tax rate was 32.8% which is consistent with 2004. The 2004 first quarter successful resolution of certain previous year's income tax matters reduced year-to-date income tax expense last year by $14 million.

Net Earnings Net earnings for the third quarter decreased $66 million, or 25.6%, to $192 million from $258 million in 2004. Basic net earnings per common share for the third quarter decreased 24 cents, or 25.5%, to 70 cents from 94 cents in 2004 and decreased 31 cents, or 13.5%, to $1.99 year-to-date. In 2005, the basic net earnings per common share were negatively impacted by the following:

- *4 cents per common share for the quarter and 19 cents year-to-date for restructuring and other charges,*

- 5 cents per common share for the quarter and year-to-date due to the estimated impact of direct costs associated with supply chain disruptions,
- 10 cents per common share for the quarter and year-to-date related to the estimated charge for GST and PST, and
- 2 cents per common share for the net effect of stock-based compensation and the associated equity forwards in the third quarter of 2005 compared to a positive impact of 1 cent per common share in 2004 and on a year-to-date basis, a charge of 7 cents per common share in 2005 compared to a charge of 6 cents per common share in 2004.

Financial Condition

Financial Ratios In line with 2004, Loblaw continued to maintain a consistent financial position in the first three quarters of 2005. The net debt to equity ratio[1] of .73:1 at the end of the third quarter of 2005 compared to .83:1 in the same period of 2004 and to .71:1 at year end 2004. The increase in net debt[1] due to the consolidation of the VIEs by the Company was offset by the proceeds received from the sale of a portfolio of third party long term loans receivable in the second quarter of 2005 as discussed in the Related Party Transaction section. The reduction in the net debt to equity ratio[1] at the end of the third quarter when compared to the end of the third quarter last year was mainly due to the increase in shareholders' equity. Shareholders' equity increased $328 million from year end, or approximately 6.1%, to $5.7 billion. Consistent with prior years' trends, the net debt to equity ratio[1] is expected to improve in the fourth quarter.

Pursuant to the requirements of AcG 15, the consolidated balance sheet as at October 8, 2005 includes bank indebtedness and loans payable of VIEs consolidated by the Company. The loans payable represent financing obtained by eligible independent franchisees through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixturing and equipment. The independent funding trust within the structure finances its activities through the issuance of short term asset-backed notes to third party investors. These loans payable, which totaled approximately $126 million at the end of the third quarter of 2005, have an average term to maturity of 7 years, are due and payable on demand under certain predetermined circumstances and are secured through a general security agreement made by the independent franchisees in favour of the independent funding trust. Interest is charged on a floating rate basis and prepayment of the loans may be made without penalty.

As disclosed in the annual MD&A and in Note 18 to the consolidated financial statements for the year ended January 1, 2005 included in the Company's 2004 Annual Report, a standby letter of credit has been provided by a major Canadian bank for the benefit of the independent funding trust equal to approximately 10% of the total principal amount of the loans outstanding at any point in time. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. In the event of a default by an independent franchisee, the independent funding trust may assign the loan to the Company and draw upon the standby letter of credit. No amount has ever been drawn on the standby letter of credit.

(1) See Non-GAAP Financial Measures on pages 16 and 17.

As a result of the incremental costs and charges in operating income in the quarter as outlined previously, the interest coverage ratio declined to 5.3 times for the first three quarters of 2005 compared to 6.1 times in 2004. The interest coverage ratio is expected to improve during the remainder of the year.

The rolling year return on average total assets(1) at the end of the third quarter of 2005 decreased to 12.5% compared to 14.1% for the comparable period of 2004 and to 14.1% at year end 2004. The rolling year return on average shareholders' equity at the end of the third quarter decreased to 16.2% compared to 19.3% for the comparable period of 2004 and to 19.2% at year end 2004. Both returns were negatively impacted by the incremental costs and charges in operating income incurred in the first three quarters of 2005 as outlined previously.

Common Dividends As declared by Loblaw's Board of Directors, a quarterly dividend of 21 cents per common share was paid on October 1, 2005. The quarterly dividend increased by approximately 11% over the prior year.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274,054,814 common shares were outstanding at quarter end. During the first quarter, the Company issued 25,000 common shares on the exercise of stock options. Further information on the Company's outstanding share capital is provided in Notes 10 and 11 to the unaudited interim period consolidated financial statements.

Liquidity and Capital Resources

Cash Flows from Operating Activities Third quarter cash flows from operating activities were $494 million compared to $395 million in the comparable period of 2004. On a year-to-date basis, cash flows from operating activities were $659 million compared to $549 million in 2004.

On an annual basis, the cash flows from operating activities are expected to fund a large portion of Loblaw's 2005 funding requirements, including its planned capital investment activity of approximately $1.2 billion. The investment in non-cash working capital is expected to decline and net earnings before minority interest and depreciation and amortization are expected to increase throughout the remainder of the year.

Cash Flows used in Investing Activities Third quarter cash flows used in investing activities were $419 million compared to $374 million in 2004. On a year-to-date basis cash flows used in investing activities were $447 million compared to $747 million in 2004. During the second quarter of 2005, proceeds from the sale of a portfolio of third party long term loans receivable were included in cash flows used in investing activities as described in the Related Party Transaction section. The shortening term to maturity profile of the Company's short term investment portfolio resulted in a shift from short term investments to cash and cash equivalents and in a change in cash flows used in investing activities on a year-to-date basis.

Capital investment for the third quarter amounted to $385 million (2004 – $419 million) and $821 million (2004 – $914 million) year-to-date, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

(1) See Non-GAAP Financial Measures on pages 16 and 17.

In the third quarter, President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, securitized $125 million (2004 – $75 million) of credit card receivables under its securitization program and $225 million (2004 – $202 million) year-to-date. The securitizations yielded a nominal loss based on the assumptions disclosed in Note 6 of the consolidated financial statements for the year ended January 1, 2005 included in the Company's 2004 Annual Report. PC Bank intends, subject to appropriate approvals and other customary conditions, to proceed with restructuring of its securitization program as a result of the growth in the credit card program.

Cash Flows (used in) from Financing Activities Third quarter cash flows used in financing activities were $180 million compared to $120 million in 2004. On a year-to-date basis cash flows from financing activities were $125 million compared to $199 million in 2004.

During the first quarter, Loblaw issued $300 million of 5.90% Medium Term Notes ("MTN") due 2036, under its 2003 Base Shelf Prospectus, to refinance the $100 million of 6.35% Provigo Inc. Debenture that matured in the fourth quarter of 2004 and the $200 million of 6.95% MTN that matured in the first quarter of 2005. During the second quarter of 2005, the Company's 2003 Base Shelf Prospectus expired and a new base shelf prospectus allowing the issue of up to $1 billion of aggregate MTN was filed. Net VIE long term debt issued and retired during the first three quarters of 2005 was not material.

During the first quarter of 2005, Loblaw renewed its Normal Course Issuer Bid ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,714,045 of its common shares, representing approximately 5% of the common shares outstanding. In accordance with the rules and by-laws of the Toronto Stock Exchange, Loblaw may purchase its shares at the then market prices of such shares.

Pursuant to its NCIB, Loblaw purchased for cancellation 226,100 of its common shares for $16 million during the third quarter of 2005.

Related Party Transaction During the second quarter of 2005, Glenhuron Bank Limited ("Glenhuron"), a wholly owned subsidiary of the Company sold a portfolio of third party long term loans receivable to a wholly owned subsidiary of George Weston Limited ("Weston"), the Company's majority shareholder. Originally, the loans in this portfolio were acquired from third party financial institutions in 2001. This transaction was undertaken by Glenhuron as part of its overall ongoing management of its investment portfolio.

The amount of the cash consideration of US$106 million was based on a fair market value of the loan portfolio and was approximately equal to carrying value. An independent review of the valuation analysis has been obtained by the Company to ensure that Glenhuron's methodology used in arriving at fair market value was reasonable. As at the date of sale, the current portion of this loan portfolio of US$13 million was included in accounts receivable and the long term portion of US$93 million was included in other assets.

Glenhuron has entered into an agreement with the Weston subsidiary for the administration of the loan portfolio on market terms.

Critical Accounting Estimates

In addition to the Critical Accounting Estimates disclosed in the MD&A included in the Company's 2004 Annual Report, management has identified the amount for GST and PST recorded in the current quarter to be a critical accounting estimate. During the third quarter of 2005, the Company recorded a charge relating to an audit and proposed assessment by the CRA relative to GST on certain products sold between 2000 and 2002 on which GST was not appropriately charged and remitted. In light of this proposed assessment, the Company has assessed and estimated the potential liabilities for GST and PST in other areas of its operations for various periods up to the end of 2004. Accordingly, a charge of $40 million has been recorded in operating income in the third quarter to reflect management's best estimate of such potential tax liabilities of which management is currently aware. The ultimate amount paid will depend on the outcome of audits performed by, or settlements reached with the various tax authorities and therefore may differ from this estimate. Management will continue to assess this estimate as progress towards resolution with the various tax authorities is made and will adjust the liability accordingly.

Quarterly Results of Operations

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. Each of the quarters presented is 12 weeks in duration except for the third quarter which is 16 weeks in duration for each of 2005 and 2004 and the fourth quarter of 2003, which is 13 weeks in duration due to the 53 week fiscal year in 2003.

Summary of Quarterly Results (2)

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
($ millions except where otherwise indicated)	2005	2004	2005	2004	2005	2004	2004	2003
Sales	$ 8,653	$ 8,134	$ 6,436	$ 6,069	$ 6,124	$ 5,677	$ 6,329	$ 6,373
Net earnings	$ 192	$ 258	$ 211	$ 197	$ 142	$ 176	$ 337	$ 294
Net earnings per common share								
Basic ($)	$ .70	$ .94	$ .77	$ .72	$ .52	$ .64	$ 1.23	$ 1.07
Diluted ($)	$ .70	$ .94	$ .76	$ .71	$ .52	$ .64	$ 1.22	$ 1.06

(2) The implementation of Emerging Issues Committee Abstract 144, "Accounting by a Customer (Including a Reseller) for Certain Consideration received from a Vendor", ("EIC 144") on a retroactive basis with restatement did not result in a material change in the quarterly net earnings. During the first quarter of 2005, the Company implemented AcG 15 retroactively without restatement as described in the section "New Accounting Standards" below.

Sales growth continued into the third quarter of 2005. Same-store sales growth during the current quarter was approximately flat. Net earnings in the first three quarters of 2005 include the effect of restructuring and other charges as detailed previously. In the third quarter of 2005, supply chain disruptions and an estimated charge related to GST and PST had a negative impact on net earnings as described earlier. Effective the first quarter of 2005, the Company adopted AcG 15 retroactively without restatement, which resulted in an increase in sales by approximately 1.7% for the third quarter and 1.5% year-to-date and a decline of approximately 1 cent in basic net earnings per common share.

New Accounting Standards

Effective January 2, 2005, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Accounting Guideline 15, "Consolidation of Variable Interest Entities", issued by the CICA in June 2003 and amended in September 2004 requires the consolidation of certain entities that are subject to control on a basis other than through ownership of a majority of voting interests.

  AcG 15 defines a variable interest entity as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. AcG 15 requires the primary beneficiary to consolidate VIEs.

  AcG 15 considers an entity to be the primary beneficiary of a VIE if it holds variable interests that expose it to a majority of the VIE's expected losses or entitle it to receive a majority of the VIE's expected residual returns or both.

  Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 2, 2005, the Company implemented AcG 15, retroactively without restatement of prior periods and as a result, the Company consolidates entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

  Upon implementation of AcG 15, the Company identified the following significant VIEs:

  INDEPENDENT FRANCHISEES The Company enters into various forms of franchise agreements that generally require the independent franchisee to purchase inventory from the Company and pay certain fees in exchange for services provided by the Company and for the right to use certain trademarks and licenses owned by the Company. Independent franchisees generally lease the land and building from the Company, and when eligible, may obtain financing through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixturing and equipment.

  These trusts are administered by a major Canadian bank. Under the terms of certain franchise agreements, the Company may also lease equipment to independent franchisees. Independent franchisees also may obtain financing through operating lines of credit with traditional financial institutions or through issuing preferred shares or notes payable to the Company. The Company monitors the financial condition of its independent franchisees and provides for estimated losses or write-downs on its accounts and notes receivable or investments when appropriate. Upon implementation of AcG 15, the Company determined that 121 of its independent franchisee stores met the criteria for VIEs that require consolidation by the Company pursuant to AcG 15.

WAREHOUSE AND DISTRIBUTION AGREEMENT The Company has entered into a warehousing and distribution agreement with a third party to provide to the Company distribution and warehousing services from a dedicated facility. The amount of costs incurred by the third party in operating this facility were previously recorded in the Company's consolidated financial statements as a result of its fees for service arrangements with the third party. The Company has no equity interest in this third party; however, the terms of the agreement with the third party are such that the Company has determined that the third party meets the criteria for a VIE that requires consolidation by the Company.

Accordingly, the Company has included the results of these independent franchisees and this third party entity that provides distribution and warehousing services in its unaudited interim period consolidated financial statements effective January 2, 2005.

Details of the amounts recorded upon implementation and the effect on the opening consolidated balance sheet as at January 2, 2005 are summarized below and include the impact of both the independent franchisees and the warehouse and distribution entity:

Condensed Consolidated Balance Sheet as at January 2, 2005

($ millions except where otherwise indicated)	Consolidated balance sheet as at January 2, 2005 before AcG 15 impact	Impact of the implementation of AcG 15	Consolidated balance sheet as at January 2, 2005 after AcG 15 impact
Cash and cash equivalents	$ 549	$ 20	$ 569
Short term investments	275		275
Accounts receivable	665	(73)	592
Inventories	1,821	78	1,899
Other current assets	141	4	145
Total current assets	3,451	29	3,480
Fixed assets	7,113	136	7,249
Goodwill	1,621	3	1,624
Other assets	861	(51)	810
Total assets	$ 13,046	$ 117	$ 13,163
Total current liabilities	$ 3,213	$ 48	$ 3,261
Long term debt	3,935	96	4,031
Other liabilities	484	(8)	476
Minority interest		10	10
Total liabilities	7,632	146	7,778
Common share capital	1,192		1,192
Retained earnings	4,222	(29)	4,193
Total liabilities and shareholders' equity	$ 13,046	$ 117	$ 13,163

The impact of AcG 15 on the opening consolidated balance sheet can be further explained as follows:

- An after-tax, one-time charge of $29 million (net of income taxes of $12 million) was recorded upon implementation and resulted mainly from delaying the recognition of vendor monies to when the related inventories of the independent franchisees are sold to their customers, the excess of the independent franchisees' accumulated losses over the allowance for doubtful accounts previously recorded by the Company and the reversal of initial franchise fees initially recognized upon the sale of franchises to third parties.
- Accounts receivable due from the independent franchisees and the investment in preferred shares of the independent franchisees were eliminated upon consolidation; cash and cash equivalents, inventories and fixed assets financed by long term debt (a portion of which is due within one year) were recorded.
- An increase in fixed assets and total current liabilities in respect of the warehouse and distribution entity.
- Minority interest representing the common stakeholder's equity in the respective VIEs.

The impact from the consolidation of these VIEs on the consolidated balance sheet as at October 8, 2005 was not significantly different than the impact on the opening consolidated balance sheet as outlined above. The impact on the consolidated statement of earnings for the 40 weeks ended October 8, 2005 was predominantly an increase in sales as quantified in the table "*Sales and Sales Growth Excluding the Impact of VIEs*" included on page 5. The impact on net earnings for the first three quarters of 2005 was a decline of approximately 1 cent in basic net earnings per common share.

The consolidation of these VIEs by the Company does not result in any change to its tax, legal or credit risks nor does it result in the Company assuming any obligations of these third parties.

INDEPENDENT TRUST The Company has also identified that it holds a variable interest, by way of a standby letter of credit, in an independent trust which is used to securitize credit card receivables for PC Bank. In these securitizations, PC Bank sells a portion of its credit card receivables to the independent trust in exchange for cash. Although this independent trust has been identified as a VIE, it was determined that the Company is not the primary beneficiary and therefore this VIE is not subject to consolidation by the Company. The Company's maximum exposure to loss as a result of its involvement with this independent trust is disclosed in the Off Balance Sheet Arrangements section of the annual MD&A and in Notes 6 and 18 to the consolidated financial statements for the year ended January 1, 2005 included in the Company's 2004 Annual Report.

- EIC Abstract 150, *"Determining Whether an Arrangement Contains a Lease"*, ("EIC 150") addresses arrangements comprising a transaction or a series of transactions that do not take the legal form of a lease but convey a right to use a tangible asset in return for a payment or a series of payments. EIC 150 provides guidance for determining whether these types of arrangements contain a lease within the scope of CICA Section 3065, "Leases", and should be accounted for accordingly. The assessment should be based on whether the fulfillment of the arrangement is dependent on the use of specific tangible assets and whether the arrangement conveys the right to control the use of the tangible assets. This assessment should be made at

inception of the arrangement and only reassessed if certain conditions are met. EIC 150 is effective for arrangements entered into or modified as of the beginning of the first quarter of 2005 and did not have any impact in the first three quarters of 2005. The Company will continue to monitor whether the implications of EIC 150 are applicable to transactions undertaken by the Company.

- EIC Abstract 154, *"Accounting for Pre-Existing Relationships Between the Parties of a Business Combination"*, ("EIC 154") issued on May 31, 2005, requires that a business combination between parties that have a pre-existing relationship be evaluated to determine if a settlement of a pre-existing contract has occurred which would require separate accounting from the business combination. The settlement of the pre-existing contract should be measured at the settlement amount as defined within the standard. In addition, EIC 154 requires that certain reacquired rights, including the rights to the acquirer's trade name under a franchise agreement, be recognized as an intangible asset separate from goodwill.

  The Company has determined that acquisitions by the Company of franchised, affiliated and independent stores are within the scope of EIC 154. The adoption of EIC 154 by the Company on a prospective basis did not have a material impact on net earnings.

Outlook

The Company has indicated on previous occasions that the transformative changes outlined previously would cause fluctuations in its earnings performance over the short term. During the third quarter, issues arose that made the execution of these changes more complex, more time consuming and more disruptive than expected. The goal is to minimize the duration of these changes by working to achieve resolution in an expedient manner.

Loblaw remains confident in its long-term strategy and in its ability to implement it. The restructuring of the supply chain network and other transformative initiatives were undertaken from a position of strength to fortify the Company's long term competitive position and reflects its focus on managing the business for the long term. The underlying business, its position in the marketplace and its financial condition remain strong. The challenges encountered in the supply chain network involve matters of execution. These initiatives will continue to cause sales and earnings fluctuations in the near term. The Company believes that these initiatives, like other transformative changes, will make the expected positive contribution to its future performance.

Additional Information

Additional financial information, including the Company's Annual Information Form, has been filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

Sales and Sales Growth Excluding the Impact of VIEs These financial measures exclude the impact of the increase in sales from the consolidation by the Company of the independent franchisees which resulted from the implementation of AcG 15 retroactively without restatement effective January 2, 2005. These sales are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table *"Sales and Sales Growth Excluding the Impact of VIEs"* on page 5.

Net Debt The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments and believes this measure is useful in evaluating the amount of leverage employed by the Company. The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at October 8, 2005 and October 9, 2004, respectively:

($ millions)	2005	2004
Bank indebtedness	$ 48	
Commercial paper	692	$ 836
Long term debt due within one year	159	308
Long term debt	4,205	3,948
Less: Cash and cash equivalents	885	594
Short term investments	4	246
Net debt	$ 4,215	$ 4,252

Total Assets The Company uses the return on average total assets ratio to measure the performance of operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in this ratio. The Company believes this results in a more accurate measure of the performance of its operating assets. The following table reconciles total assets used in the return on average total assets measure to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at October 8, 2005 and October 9, 2004, respectively:

($ millions)	**2005**	2004 restated (3)
Total assets	**$ 13,642**	$ 12,755
Less: Cash and cash equivalents	**885**	594
Short term investments	**4**	246
Total assets	**$ 12,753**	$ 11,915

(3) Certain prior year's information was reclassified to conform with the current year's presentation.

Consolidated Statements of Earnings
(unaudited)

For the periods ended October 8, 2005 and October 9, 2004 ($ millions except where otherwise indicated)	2005 (16 weeks)	2004 (16 weeks)	2005 (40 weeks)	2004 (40 weeks)
Sales	$ 8,653	$ 8,134	$ 21,213	$ 19,880
Operating Expenses				
Cost of sales, selling and administrative expenses	8,045	7,533	19,668	18,402
Depreciation and amortization	172	146	418	356
Restructuring and other charges (note 2)	17		80	
Goods and Services Tax and provincial sales taxes (note 13)	40		40	
	8,274	7,679	20,206	18,758
Operating Income	379	455	1,007	1,122
Interest Expense (note 3)	78	71	191	183
Earnings Before Income Taxes	301	384	816	939
Income Taxes (note 4)	105	126	268	308
Net Earnings Before Minority Interest	196	258	548	631
Minority Interest	4		3	
Net Earnings	$ 192	$ 258	$ 545	$ 631
Net Earnings Per Common Share ($) (note 5)				
Basic	$ .70	$ .94	$ 1.99	$ 2.30
Diluted	$ .70	$ .94	$ 1.98	$ 2.29

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Retained Earnings
(unaudited)

For the periods ended October 8, 2005 and October 9, 2004 ($ millions except where otherwise indicated)	2005 (40 weeks)	2004 (40 weeks)
Retained Earnings, Beginning of Period as Previously Reported	$ 4,222	$ 3,496
Impact of implementing new accounting standard (note 1)	(29)	
Retained Earnings, Beginning of Period as Restated	$ 4,193	$ 3,496
Net earnings	545	631
Premium on common shares purchased for cancellation	(15)	(33)
Dividends declared per common share – 63¢ (2004 – 57¢)	(173)	(157)
Retained Earnings, End of Period	$ 4,550	$ 3,937

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

As at October 8, 2005 and January 1, 2005 ($ millions)	2005 (unaudited)	2004
Assets		
Current Assets		
Cash and cash equivalents	**$ 885**	$ 549
Short term investments	**4**	275
Accounts receivable (note 6)	**535**	665
Inventories	**1,987**	1,821
Income taxes	**49**	
Future income taxes	**118**	109
Prepaid expenses and other assets	**56**	32
Total Current Assets	**3,634**	3,451
Fixed Assets	**7,611**	7,113
Goodwill (note 7)	**1,587**	1,621
Other Assets (note 12)	**810**	861
Total Assets	**$ 13,642**	$ 13,046
Liabilities		
Current Liabilities		
Bank indebtedness	**$ 48**	$ 28
Commercial paper	**692**	473
Accounts payable and accrued liabilities	**2,242**	2,387
Income taxes		109
Long term debt due within one year (note 9)	**159**	216
Total Current Liabilities	**3,141**	3,213
Long Term Debt (note 9)	**4,205**	3,935
Future Income Taxes	**257**	212
Other Liabilities	**287**	272
Minority Interest	**10**	
Total Liabilities	**7,900**	7,632
Shareholders' Equity		
Common Share Capital (notes 10 and 11)	**1,192**	1,192
Retained Earnings	**4,550**	4,222
Total Shareholders' Equity	**5,742**	5,414
Total Liabilities and Shareholders' Equity	**$ 13,642**	$ 13,046

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements
(unaudited)

For the periods ended October 8, 2005 and October 9, 2004 ($ millions)	2005 (16 weeks)	2004 (16 weeks)	2005 (40 weeks)	2004 (40 weeks)
Operating Activities				
Net earnings before minority interest	**$ 196**	$ 258	**$ 548**	$ 631
Depreciation and amortization	**172**	146	**418**	356
Restructuring and other charges (note 2)	**17**		**80**	
Goods and Services Tax and provincial sales taxes (note 13)	**40**		**40**	
Future income taxes	**22**	30	**48**	53
Change in non-cash working capital	**36**	(48)	**(483)**	(535)
Other	**11**	9	**8**	44
Cash Flows from Operating Activities	**494**	395	**659**	549
Investing Activities				
Fixed asset purchases	**(385)**	(419)	**(821)**	(914)
Short term investments		54	**271**	125
Proceeds from fixed asset sales	**24**	20	**68**	46
Credit card receivables, after securitization (note 6)	**17**	11	**71**	66
Franchise investments and other receivables	**(33)**	(23)	**52**	(28)
Other	**(42)**	(17)	**(88)**	(42)
Cash Flows used in Investing Activities	**(419)**	(374)	**(447)**	(747)
Financing Activities				
Bank indebtedness	**(36)**	(25)	**1**	(38)
Commercial paper	**(22)**	11	**220**	233
Long term debt – Issued (note 9)	**21**		**329**	200
– Retired	**(12)**	(1)	**(235)**	(2)
Common share capital – Issued (notes 10 and 11)			**1**	
– Retired (note 10)	**(16)**		**(16)**	(35)
Dividends	**(115)**	(105)	**(173)**	(157)
Other			**(2)**	(2)
Cash Flows (used in) from Financing Activities	**(180)**	(120)	**125**	199
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(44)**	(65)	**(21)**	(25)
Initial impact of variable interest entities			**20**	
Change in Cash and Cash Equivalents	**(149)**	(164)	**336**	(24)
Cash and Cash Equivalents, Beginning of Period	**1,034**	758	**549**	618
Cash and Cash Equivalents, End of Period	**$ 885**	$ 594	**$ 885**	$ 594

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application as those used in the preparation of the audited annual consolidated financial statements for the year ended January 1, 2005 except as described below. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Loblaw Companies Limited 2004 Annual Report.

Variable Interest Entities The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries, collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. Effective January 2, 2005, the Company is required, pursuant to Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, ("AcG 15") issued by the Canadian Institute of Chartered Accountants ("CICA"), to consolidate certain variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest.

AcG 15 defines a variable interest entity as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. AcG 15 requires the primary beneficiary to consolidate VIEs and considers an entity to be the primary beneficiary of a VIE if it holds variable interests that expose it to a majority of the VIE's expected losses or entitle it to receive a majority of the VIE's expected residual returns or both.

Effective January 2, 2005, the Company implemented AcG 15, retroactively without restatement of prior periods and as a result, the Company consolidates entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

Upon implementation of AcG 15, the Company identified the following significant VIEs:

INDEPENDENT FRANCHISEES The Company enters into various forms of franchise agreements that generally require the independent franchisee to purchase inventory from the Company and pay certain fees in exchange for services provided by the Company and for the right to use certain trademarks and licenses owned by the Company. Independent franchisees generally lease the land and building from the Company, and when eligible, may obtain financing through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixturing and equipment. These trusts are administered by a major Canadian bank. Under the terms of certain franchise agreements, the Company may also lease equipment to independent franchisees. Independent franchisees also may obtain financing through operating lines of credit with traditional financial institutions or through issuing preferred shares or notes payable to the Company. The Company monitors the financial condition of its independent franchisees and provides for estimated losses or write-downs on its accounts and notes receivable or investments when appropriate. Upon implementation of AcG 15, the Company determined that 121 of its independent franchisee stores met the criteria for VIEs that require consolidation by the Company pursuant to AcG 15.

WAREHOUSE AND DISTRIBUTION AGREEMENT The Company has entered into a warehousing and distribution agreement with a third party to provide to the Company distribution and warehousing services from a dedicated facility. The amount of costs incurred by the third party in operating this facility were previously recorded in the Company's consolidated financial statements as a result of its fees for service arrangements with the third party. The Company has no equity interest in this third party; however, the terms of the agreement with the third party are such that the Company has determined that the third party meets the criteria for a VIE that requires consolidation by the Company.

Accordingly, the Company has included the results of these independent franchisees and this third party entity that provides distribution and warehousing services in its unaudited interim period consolidated financial statements effective January 2, 2005.

Details of the amounts recorded upon implementation and the effect on the opening consolidated balance sheet as at January 2, 2005 are summarized below and include the impact of both the independent franchisees and the warehouse and distribution entity:

Condensed Consolidated Balance Sheet as at January 2, 2005

($ millions except where otherwise indicated)	Consolidated balance sheet as at January 2, 2005 before AcG 15 impact	Impact of the implementation of AcG 15	Consolidated balance sheet as at January 2, 2005 after AcG 15 impact
Cash and cash equivalents	$ 549	$ 20	$ 569
Short term investments	275		275
Accounts receivable	665	(73)	592
Inventories	1,821	78	1,899
Other current assets	141	4	145
Total current assets	3,451	29	3,480
Fixed assets	7,113	136	7,249
Goodwill	1,621	3	1,624
Other assets	861	(51)	810
Total assets	$ 13,046	$ 117	$ 13,163
Total current liabilities	$ 3,213	$ 48	$ 3,261
Long term debt	3,935	96	4,031
Other liabilities	484	(8)	476
Minority interest		10	10
Total liabilities	7,632	146	7,778
Common share capital	1,192		1,192
Retained earnings	4,222	(29)	4,193
Total liabilities and shareholders' equity	$ 13,046	$ 117	$ 13,163

The impact of AcG 15 on the opening consolidated balance sheet can be further explained as follows:

- An after-tax, one-time charge of $29 million (net of income taxes of $12 million) was recorded upon implementation and resulted mainly from delaying the recognition of vendor monies to when the related inventories of the independent franchisees are sold to their customers, the excess of the independent franchisees' accumulated losses over the allowance for doubtful accounts previously recorded by the Company and the reversal of initial franchise fees initially recognized upon the sale of franchises to third parties.
- Accounts receivable due from the independent franchisees and the investment in preferred shares of the independent franchisees were eliminated upon consolidation; cash and cash equivalents, inventories and fixed assets financed by long term debt (a portion of which is due within one year) were recorded.
- An increase in fixed assets and total current liabilities in respect of the warehouse and distribution entity.
- Minority interest representing the common stakeholder's equity in the respective VIEs.

The impact from the consolidation of these VIEs on the consolidated balance sheet as at October 8, 2005 was not significantly different than the impact on the opening consolidated balance sheet as outlined above. The impact on the consolidated statement of earnings was predominantly an increase in sales of 1.7% for the third quarter of 2005 and 1.5% for the year-to-date 2005. The impact on net earnings for the third quarter and year-to-date 2005 was a decline of approximately 1 cent in basic net earnings per common share.

The consolidation of these VIEs by the Company does not result in any change to its tax, legal or credit risks nor does it result in the Company assuming any obligations of these third parties.

INDEPENDENT TRUST The Company has also identified that it holds a variable interest, by way of a standby letter of credit, in an independent trust which is used to securitize credit card receivables for President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company. In these securitizations, PC Bank sells a portion of its credit card receivables to the independent trust in exchange for cash. Although this independent trust has been identified as a VIE, it was determined that the Company is not the primary beneficiary and therefore this VIE is not subject to consolidation by the Company. The Company's maximum exposure to loss as a result of its involvement with this independent trust is disclosed in Notes 6 and 18 to the Company's annual audited consolidated financial statements for the year ended January 1, 2005.

Use of Estimates and Assumptions The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes, Goods and Services Tax and provincial sales taxes and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

The following table provides a summary of the costs recognized during the first three quarters of 2005, as well as *the corresponding net liability as at October 8, 2005:*

($ millions)	Employee Termination Benefits	Site Closing Costs and Other	Total Net Liability	Fixed Asset Impairment and Accelerated Depreciation	Total
Costs recognized during 2005	$ 54	$ 16	$ 70	$ 10	$ 80
Cash payments	(8)	(16)	(24)	-	(24)
Net liability as at October 8, 2005	$ 46	$ -	$ 46	$ 10	$ 56

Note 3. Interest Expense

($ millions)	2005 (16 weeks)	2004 (16 weeks)	2005 (40 weeks)	2004 (40 weeks)
Interest on long term debt	**$ 89**	$ 89	**$ 223**	$ 223
Interest on financial derivative instruments		(10)	**(7)**	(24)
Net short term interest	**(4)**	(2)	**(8)**	
Capitalized to fixed assets	**(7)**	(6)	**(17)**	(16)
Interest expense	**$ 78**	$ 71	**$ 191**	$ 183

Net interest paid in the third quarter and year-to-date was $56 million and $189 million (2004 – $50 million and $181 million), respectively.

Note 4. Income Taxes

Net income taxes paid in the third quarter and year-to-date were $87 million and $335 million (2004 – $98 million and $312 million), respectively.

Note 5. Basic and Diluted Net Earnings per Common Share

	2005 (16 weeks)	2004 (16 weeks)	2005 (40 weeks)	2004 (40 weeks)
Net earnings ($ millions)	**$ 192**	$ 258	**$ 545**	$ 631
Weighted average common shares outstanding (in millions)	**274.2**	274.3	**274.2**	274.4
Dilutive effect of stock-based compensation (in millions)	**.9**	1.3	**1.1**	1.5
Diluted weighted average common shares outstanding (in millions)	**275.1**	275.6	**275.3**	275.9
Basic net earnings per common share ($)	**$ .70**	$ .94	**$ 1.99**	$ 2.30
Dilutive effect of stock-based compensation per common share ($)			**(.01)**	(.01)
Diluted net earnings per common share ($)	**$ .70**	$ .94	**$ 1.98**	$ 2.29

Note 6. Credit Card Receivables

During the third quarter, President's Choice Bank, a wholly owned subsidiary of the Company, securitized $125 million (2004 – $75 million) of credit card receivables, under its securitization program and $225 million (2004 – $202 million) year-to-date. *The securitizations yielded a nominal net loss (2004 – gain).*

($ millions)	2005 (as at October 8, 2005)	2004 (as at January 1, 2005)
Credit card receivables	**$ 1,103**	$ 950
Amount securitized	**(1,010)**	(785)
Net credit card receivables	**$ 93**	$ 165

Note 7. Goodwill

In the normal course of business, the Company may acquire from time to time independent franchisee stores and convert them to corporate stores. In the first three quarters of 2005, the Company acquired 7 independent franchisee businesses. The acquisitions were accounted for using the purchase method of accounting with the results of the businesses acquired included in the Company's consolidated financial statements from the date of acquisition. The fair value of the net assets acquired consisted of a nominal amount of fixed assets and other assets, principally inventory, of $3 million and goodwill of $3 million for cash consideration of $5 million, net of accounts receivable due from the franchisees of $1 million.

Pursuant to the requirements of AcG 15, the consolidated balance sheet as at October 8, 2005 includes goodwill of independent franchisees of $4 million.

During the third quarter of 2005, the Company reduced goodwill by $41 million due to the resolution of certain income tax matters previously accrued for as part of the Provigo Inc. purchase equation.

Note 8. Employee Future Benefits

The Company's total net benefit plan cost recognized in operating income was $30 million and $77 million (2004 – $30 million and $74 million) for the third quarter and year-to-date respectively. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

Note 9. Long Term Debt

During the first quarter, the Company issued $300 million of 5.90% Medium Term Notes ("MTN") due 2036 and $200 million of 6.95% MTN matured and was repaid.

Pursuant to the requirements of AcG 15, the consolidated balance sheet as at October 8, 2005 includes $126 million ($24 million of which is due within one year) of loans payable of VIEs consolidated by the Company. The loans payable represent financing obtained by eligible independent franchisees through a structure involving independent trusts to facilitate the purchase of the majority of inventory and fixed assets, consisting mainly of fixturing and equipment. The independent funding trust within the structure finances its activities through the issuance of short term asset-backed notes to third party investors. The loans payable, which have an average term

to maturity of 7 years, are due and payable on demand under certain predetermined circumstances and are secured through a general security agreement made by the independent franchisees in favour of the independent funding trust. Interest is charged on a floating rate basis and prepayment of the loans may be made without penalty.

As disclosed in Note 18 to the annual audited consolidated financial statements for the year ended January 1, 2005, a standby letter of credit has been provided by a major Canadian bank for the benefit of the independent funding trust equal to approximately 10% of the total principal amount of the loans outstanding at any point in time. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. In the event of a default by an independent franchisee the independent funding trust may assign the loan to the Company and draw upon the standby letter of credit. No amount has ever been drawn on the standby letter of credit.

Note 10. Common Share Capital

(in millions)	**2005 (16 weeks)**	2004 (16 weeks)	**2005 (40 weeks)**	2004 (40 weeks)
Actual common shares outstanding	**274.1**	274.3	**274.1**	274.3
Weighted average common shares outstanding	**274.2**	274.3	**274.2**	274.4

Normal Course Issuer Bid During the third quarter, the Company purchased for cancellation 226,100 of its common shares for $16 million pursuant to its Normal Course Issuer Bid.

Note 11. Stock-Based Compensation

The Company's compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	**2005 (16 weeks)**	2004 (16 weeks)	**2005 (40 weeks)**	2004 (40 weeks)
Increase/(decrease) in:				
Stock option plan cost	**$ (4)**	$ 8	**$ (2)**	$ (11)
Equity forwards cost	**5**	(10)	**11**	19
Restricted share unit plan cost	**3**		**7**	
Net stock-based compensation cost	**$ 4**	$ (2)	**$ 16**	$ 8

Stock Option Plan During the first three quarters of 2005, the Company issued 25,000 common shares for cash consideration of $0.9 million on the exercise of stock options for which it had recorded a stock-based compensation liability of $1 million. The share appreciation value of $40 million (2004 – $18 million) was paid on the exercise of 1,076,638 (2004 – 602,334) stock options. In addition, 133,761 (2004 – 76,031) stock options were forfeited or cancelled in the first three quarters of 2005. Under its existing stock option plan, the Company granted 29,120 stock options with a weighted average exercise price of $69.75 per common share during the third quarter of 2005 to 2 employees, 66,255 stock options with a weighted average exercise price of $72.95 per common share during the second quarter of 2005 to 3 employees and 2,152,252 stock options with a weighted average exercise price of $69.63 per common share during the first quarter of 2005 to 231 employees.

At the end of the third quarter, a total of 5,378,186 (2004 – 4,743,661) stock options were outstanding and represented approximately 2.0% (2004 – 1.7%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the third quarter was $69.10 (2004 – $63.34).

Restricted Share Unit ("RSU") Plan The Company adopted a RSU plan for certain employees. Under the RSU plan, performance periods of three years in duration are designated and commence on the date of which RSUs are awarded to each participant ("Award Date"). In respect of each such designated performance period, a participant is granted a number of RSUs, where each unit has a value equal to one Loblaw common share at the time of grant. Each RSU entitles the participant to receive a cash payment in the third calendar year following the applicable Award Date and in the amount calculated with reference to the trading price of a Loblaw common share on the Toronto Stock Exchange. Each RSU will be paid out no later than December 30 of that year.

Compensation cost is recorded in operating income for each RSU granted equal to the market value of Loblaw common share at the Award Date prorated over the vesting period and is adjusted for changes in the market value until the vesting date. The cumulative effect of the change in market value is recognized in the period of change.

During 2005, the Company granted 5,096 RSUs to 2 employees in the third quarter and 376,645 RSUs to 231 employees in the first quarter.

Note 12. Related Party Transaction

During the second quarter of 2005, Glenhuron Bank Limited ("Glenhuron"), a wholly owned subsidiary of the Company sold a portfolio of third party long term loans receivable to a wholly owned subsidiary of George Weston Limited ("Weston"), the Company's majority shareholder. Originally, the loans in this portfolio were acquired from third party financial institutions in 2001. This transaction was undertaken by Glenhuron as part of its overall ongoing management of its investment portfolio.

The amount of the cash consideration of US$106 million was based on a fair market value of the loan portfolio and was approximately equal to carrying value. An independent review of the valuation analysis has been obtained by the Company to ensure that Glenhuron's methodology used in arriving at fair market value was reasonable. As at the date of sale, the current portion of this loan portfolio of US$13 million was included in accounts receivable and the long term portion of US$93 million was included in other assets.

Glenhuron has entered into an agreement with the Weston subsidiary for the administration of the loan portfolio on market terms.

Note 13. Goods and Services Tax ("GST") and Provincial Sales Taxes ("PST")

During the third quarter of 2005, the Company recorded a charge relating to an audit and proposed assessment by the Canada Revenue Agency relative to GST on certain products sold between 2000 and 2002 on which GST was not appropriately charged and remitted. In light of this proposed assessment, the Company has assessed and estimated the potential liabilities for GST and PST in other areas of its operations for various periods up to the end of 2004. Accordingly, a charge of $40 million has been recorded in operating income in the third quarter to reflect management's best estimate of all such potential tax liabilities of which management is currently aware. The ultimate amount paid will depend on the outcome of audits performed by, or settlements reached with the various tax authorities and therefore may differ from this estimate. Management will continue to assess this estimate as progress towards resolution with the various tax authorities is made and will adjust the liability accordingly.

Corporate Profile

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor and a leading provider of general merchandise products and services. It seeks to provide superior returns to its shareholders through a combination of dividends and share price appreciation. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and everyday household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice* and *no name* brands.

While food remains at the heart of its offering, Loblaw has changed Canadians' perceptions of what a supermarket can be. Loblaw stores provide a wide, growing and successful range of general merchandise products and services. In addition, *President's Choice Financial* services offer core banking, a popular MasterCard®, auto and home insurance plus the *PC* points loyalty program.

Loblaw seeks to achieve its business objectives through stable, sustainable and long term growth. Its willingness to assume prudent operating risks is equaled by its commitment to the maintenance of a strong balance sheet position. In executing its strategies, Loblaw allocates the resources needed to invest in and expand its existing markets. It also maintains an active product development program. Loblaw is highly selective in its consideration of acquisitions and other business opportunities. Given the competitive nature of its industry, Loblaw also strives to make its operating environment as stable and as cost effective as possible. It works to ensure that its technology systems and logistics enhance the efficiency of its operations.

Trademarks

Loblaw and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw or the licensor and where used in this report are in italics.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Investor Relations and Public Affairs at the Company's Executive Office or by e-mail at investor@loblaw.com.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank. The Company holds an analysts call shortly following the release of its quarterly results. This call will be archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This report is printed in Canada on recycled paper.

Loblaw Companies Limited

Registered Office:
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7

Principal Office:
1 President's Choice Circle
Brampton, Canada
L6Y 5S5

Tel: (416) 922-8500
Fax: (416) 922-8508
www.loblaw.com

Loblaw
COMPANIES LIMITED

LOBLAW COMPANIES LIMITED

RECEIVED
2005 NOV 29 P 12: 58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of Consolidated Earnings Coverage Ratio
For the 52 weeks ended October 8, 2005
($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Interest on long term debt	290
Consolidated interest on long term debt	290
CONSOLIDATED EARNINGS	
Net earnings	882
Minority Interest	3
Income taxes	405
Interest on long term debt	290
Consolidated earnings for earnings coverage ratio	1,580
CONSOLIDATED EARNINGS COVERAGE RATIO	5.448